BOXX, CORP.

FINANCIAL STATEMENTS

(UNAUDITED)

March 11, 2018

AS OF AND FOR THE YEARS ENDED

December 31, 2016 and 2017

I, Eric Vaughn Meyers, the CEO and Principal of BOXX,Corp., hereby certify that the financial statements of BOXX Corp.and notes thereto for the periods ending 12/31/2016 and 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2017
the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer Financial Statement Certification has been executed as of the 3/11/2018.

CEO / Principal
3/11/2018

BOXX, Corp.
Index to Financial Statements
(unaudited)

BOXX, CORP.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2016	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 68.00	$11,060.65
Accounts Receivable	-	-
TOTAL CURRENT ASSETS	68.00	11,060.65
NON-CURRENT ASSETS		
Fixed Assets, Net	0.00	0.00
TOTAL NON-CURRENT ASSETS	0.00	0.00
TOTAL ASSETS	68.00	11,060.65
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	-
Federal Income Tax Payable	0.00	0.00
TOTAL CURRENT LIABILITIES	0.00	0.00
TOTAL LIABILITIES	0.00	0.00
SHAREHOLDERS' EQUITY		
Preferred Stock,1,000,000 shares authorized, par value $0.0001, 0 is used and outstanding Common Stock, 9,000,000 shares authorized, par value $0.0001, 6,803,739 is used and outstanding. Retained Earnings (Deficit)	-	-
TOTAL SHAREHOLDERS' EQUITY	68.00	11,060.65
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 68.00	$ 11,060.65

Unaudited- See accompanying notes


BOXX, CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____


	2016	2017
Operating Income		
Sales	$ 0.00	$ 0.00
Cost of Goods Sold	0.00	0.00
Gross Profit	0.00	0.00
Operating Expense		
Payroll	0.00	0.00
Rent	0.00	0.00
Depreciation	0.00	0.00
General & Administrative	0.00	0.00
Advertising	0.00	0.00
	0.00	0.00
Net Income from Operations	0.00	0.00
Provision for Income Tax	0.00	0.00
Net Income	$ 0.00	$ 0.00


Unaudited- See accompanying notes


BOXX, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2016		**2017**
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	0.00	$	0.00
Change in Accounts Receivable		0.00		0.00
Change in Accounts Payable		0.00		0.00
Change in Federal Income Tax Payable		0.00		0.00
Depreciation		0.00		0.00
Net Cash Flows From Operating Activities		0.00		0.00
Cash Flows From Financing Activities				
Distributions to Shareholders		(0.00)		(0.00)
Net Cash From Founders Shares		68.00		10,992.65
Cash at Beginning of Period		68.00		11,060.65
Net Increase (Decrease) In Cash		68.00		10,992.65
Cash at End of Period	$	68.00	$	11,060.65

Unaudited- See accompanying notes

BOXX, CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

		2016		2017
Starting Equity	$	68.00	$	11,060.65
Issuance of Common Stock Shares		6,800,000		6,803,739
Net Income		68.00		10,992.65
Distributions to Shareholders		(0.00)	(0.00)	
Ending Equity	$	68.00	$	11,060.65

Unaudited- See accompanying notes

BOXX, CORP.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BOXX, Corp. (“the Company”) is a corporation organized under the laws of the State of Delaware. The Company is newly incorporated with plans to begin product design and engineering of product production.

The Company is conducting an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital to begin product production. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company’s fixed assets consist of product engineered prototypes. The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Revenue

The Company is pre-revenue and has no sales revenues. The Company recognizes revenue when persuasive evidence paid in full product sales and delivery has occurred, for services rendered, the price paid is fixed or determinable and collectability is reasonably assured.

Rent The Company is currently locating a new production facility.

Advertising
 The Company records advertising expenses in the year incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is no yet a subject of revenue, income or profit of 2015, 2016, 2017, respectively.

NOTE C- CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before March 11, 2018, the date that the financial statements were available to be issued.